March 21, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention:  Mara L. Ransom, Assistant Director

Re:          Culp, Inc.
Form 10-K for the Fiscal Year Ended April 28, 2013, filed July 12, 2013
Definitive Proxy Statement on Schedule 14A, filed August 15, 2013
File No. 001-12597

Ladies and Gentlemen:

We received a letter from the Division of Corporate Finance dated March 10, 2014 concerning a review of the company’s Form 10-K for the fiscal year ended April 28, 2013 and the company’s Definitive Proxy Statement on Schedule 14A filed August 15, 2013, including comments on those filings.  This letter is delivered in response to those comments, using the same numbering system included in the staff’s letter.

Form 10-K for the Fiscal Year Ended April 28, 2013

Item 7.  Management’s Discussion and Analysis, page 25

Liquidity and Capital Resources, page 43

1.             Comment:

Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Please see Item 303(a)(1) of Regulation S-K.

Response:

We note that the “Liquidity” section of the Form 10-K (at page 43) discloses a required significant debt payment that will be due during the upcoming fiscal year, as well as the Company’s then-current plans for capital expenditures during the fiscal year, both of which could be expected to cause a decrease in liquidity.  In addition, management noted that liquidity could be adversely affected by unforeseen circumstances such as weakening industry demand or delays in payments on accounts receivable.  As of the end of fiscal 2013, and at the date of the filing of the Form 10-K, management was not aware of any additional material demands, commitments, events or uncertainties that were likely to result in liquidity increasing or decreasing in a material way.

United States Securities and Exchange Commission
March 21, 2014

_______________________________

Definitive Proxy Statement on Schedule 14A

Proposal 1.  Election of Directors, page 5

Nominees, Directors and Executive Officers, page 5

2.             Comment:

We note your disclosure regarding the grant of 60,000 restricted stock units to three named executive officers in fiscal 2013.  Please revise to disclose these grants in the appropriate compensation table(s).  Please also revise your discussion of the grants on page 18 to clarify the number of units that were granted to each named executive officer, the manner in which you determined to issue such number of units to each such named executive officer, and the general manner in which such units vest over time.  Refer to Item 402 of Regulation S-K.

Response:

The Company notes the fourth and fifth paragraphs under the heading “Consideration of Shareholder Advisory Vote and Changes for Fiscal 2013” appearing on pages 19 and 20 of the Company’s Definitive Proxy Statement on Schedule 14A filed August 15, 2012 (the “2012 Proxy Statement”) provide a discussion of the restricted stock units that were granted to three named executive officers for the 2013 fiscal year.  An aggregate of 60,000 units were awarded, with 50,200 units granted to named executive officers, and the discussion includes the names of the named executive officers receiving such grants, the number of units that were granted to each such named executive officer, and the manner in which such units vest over time.

The Company further notes the third and fourth paragraphs under the heading “Long Term Incentive Awards” appearing on page 18 of the Company’s Definitive Proxy Statement on Schedule 14A filed August 15, 2013 (the “2013 Proxy Statement”) provide a summary of the award of the restricted stock units (as such award was previously disclosed in the 2012 Proxy Statement), and describes the manner in which the Company determined to issue such number of units to the named executive officers and the manner in which such units vest over time.

Because the awards were granted for fiscal 2013, these stock awards did not appear in the summary compensation table or other appropriate compensation tables in the Company’s 2012 Proxy Statement, but these awards were disclosed in the Summary Compensation Table on page 21 of the Company’s 2013 Proxy Statement under column (e) – “Stock Awards”, and also in the Outstanding Equity Awards at Fiscal Year-End Table on page 25 of the Company’s 2013 Proxy Statement under column (i) – “Equity Incentive Plan Awards:  Number of Unearned Shares, Units or Other Rights That Have Not Vested.”

United States Securities and Exchange Commission
March 21, 2014

_______________________________

The Company also notes the first paragraph under the heading “Consideration of Shareholder Advisory Vote and Changes for Fiscal 2014” appearing on page 19 of the 2013 Proxy Statement discloses that the Company received 99.7% shareholder approval of the compensation paid to our named executive officers at the Company’s 2012 annual meeting of shareholders.  This overwhelming shareholder support and approval for the Company’s compensation practices is based on the compensation information disclosed in the Company’s 2012 Proxy Statement, including the disclosure of the restricted stock units as described on pages 19 and 20 therein.

Notwithstanding the foregoing disclosures in 2012 and 2013, including disclosure of the fiscal 2013 awards in each of the Summary Compensation Table and Outstanding Equity Awards at Fiscal Year-End Table in the 2013 Proxy Statement, the Company inadvertently omitted the award of the restricted stock units from the “Grant of Plan-Based Awards” table on page 23 of the Company’s Definitive Proxy Statement on Schedule 14A filed August 15, 2013.  Including the restricted stock units, the “Grant of Plan-Based Awards” table would be revised as follows:

Grants of Plan-Based Awards

The following table provides information about the potential bonus amounts payable to named executive officers under the fiscal 2013 annual incentive plans.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards
		Level 1 ($)	Level 2 ($)	Threshold (#)	Target (#)	Maximum (#)	($)

(a)	(b)	(d)	(dd)	(f)	(g)	(h)	(l)

Robert G. Culp, III	N/A 07/11/2012	291,748 --	583,496 --	-- 0	-- 17,160	-- 34,320	-- 350,407
Franklin N. Saxon	N/A 07/11/2012	371,315 --	742,630 --	-- 0	-- 21,840	-- 43,680	-- 445,972
Robert G. Culp, IV	N/A 07/11/2012	160,680 --	321,360 --	-- 0	-- 11,200	-- 22,400	-- 228,704
Kenneth R. Bowling	N/A	66,693	133,385	--	--	--	--
Thomas B. Gallagher, Jr.	N/A	33,949	67,898	--	--	--	--

In future filings, we will ensure that all stock award grants are disclosed in all appropriate compensation tables required by Item 402 of Regulation S-K.

United States Securities and Exchange Commission
March 21, 2014

_______________________________

Conclusion

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed all of the concerns and comments included in the staff’s letter.  We appreciate your review of these responses.  If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above.  Thank you for your consideration.

Sincerely yours,

Culp, Inc.

/s/ Kenneth R. Bowling
Chief Financial Officer